VIA EDGAR

9/14/2023

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Advisors Preferred Trust (the “Trust”) (CIK No. 0001556505, File Nos. 333-184169; 811-22756) (Accession Number 0001580642-23-004906)

Dear Sir or Madam:

Blu Giant, LLC has determined that the Fidelity bond filed pursuant to Rule 17g1(g)(1) of the Investment Company Act of 1940, filed on September 14, 2023 (accession number 0001580642-23-004906) was filed in error and should be disregarded. Please direct any questions concerning this letter to me at (631) 470-2621.

Very truly yours,

Blu Giant, LLC

By: /s/ Joseph Miola

Name: Joseph Miola

Title: Senior Vice President